

August 21, 2012

Via Facsimile (650) 288-1574
Mr. Douglas P. Solomon
General Counsel
NetSuite, Inc.
2955 Campus Drive, Suite 100
San Mateo, California 94403

      Re: NetSuite Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 28, 2012
             File No. 001-33870

Dear Mr. Solomon:

We have reviewed your letter dated June 15, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 23, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Key Components of Our Results of Operations, page 21

1.   In your response to prior comment 1, the methodology for measuring renewal and churn rates that you envision appears to be based on comparisons of numbers of customers from one period to the next. It would appear your concern regarding disclosure of the requested information could be addressed if renewal and churn rates computed based on dollar amounts were provided, supplemented by explanatory text. Please provide your

views in this respect. In the response letter, explain the basis for your conclusion that quantitative "disclosure of a customer 'renewal rate' or 'churn rate' metric may, in fact provide misleading information about [y]our revenue trends."

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me, at (202) 551-3462 if you have any questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal